APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

GAMA MORINGA BRANDS LLC
Income Statement -
For the periods ended 12/31/2021

	Current Period
	31-Dec-21
REVENUES	
Sales	$0
Other Revenue	$40,000
TOTAL REVENUES	**40,000.00**
COST OF GOODS SOLD	
Cost of Sales	$0
Supplies	$34,824
Other Direct Costs	$0
TOTAL COST OF GOODS SOLD	34,824.43
GROSS PROFIT (LOSS)	5,175.57
OPERATING EXPENSES	
Advertising and Promotion	$0
Bank Service Charges	$0
Business Licenses and Permits	$599
Computer and Internet	$0
Depreciation	$0
Dues and Subscriptions	$0
Insurance	$0
Meals and Entertainment	$0
Miscellaneous Expense	$0
Office Supplies	$0
Payroll Processing	$0
Professional Services - Legal, Accounting	$0
Occupancy	$0
Rental Payments	$0
Salaries	$0
Payroll Taxes and Benefits	$0
Travel	$0
Utilities	$0
Website Development	$0
TOTAL OPERATING EXPENSES	599.00

OPERATING PROFIT (LOSS)   4,576.57

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income) $0
Interest Expense $0
Income Tax Expense $0
TOTAL INTEREST (INCOME), EXPENSE & TAXES $0

NET INCOME (LOSS) $ 4,576.57

GAMA MORINGA BRANDS LLC
Balance Sheet - unaudited
For the period ended 12/31/2021

	Current Period	Prios Period
	31-Dec-21	31-Dec-21
ASSETS		
Current Assets:		
Cash	$11,380	$40,000
Petty Cash	$100	$0
Accounts Receivables	$15,940	$0
Inventory	$45,000	$0
Prepaid Expenses	-	($34,824.43)
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	72,420.43	5,175.57
Fixed Assets:		
Land	$0	$0
Buildings	$0	$0
Furniture and Equipment	$23,000	$0
Computer Equipment	$1,440	$0
Vehicles	$0	$0
Less: Accumulated Depreciation	$0	$0
Total Fixed Assets	$0	$0
Other Assets:		
Trademarks	$0	$0
Patents	$0	$0
Security Deposits	$0	$0
Other Assets	$0	$0
Total Other Assets	$0	$0
TOTAL ASSETS	$ 72,420.43	$ 5,175.57
LIABILITIES		
Current Liabilities:		
Accounts Payable	$49,975	$0
Business Credit Cards	$0	$0
Sales Tax Payable	$0	$0
Payroll Liabilities	$0	$0
Other Liabilities	$0	$0

Current Portion of Long-Term Debt	$0	$0
Total Current Liabilities	$49,975	$0
Long-Term Liabilities:		
Notes Payable	$0	$0
Mortgage Payable	$0	$0
Less: Current portion of Long-term debt	$0	$0
Total Long-Term Liabilities	$0	$0
EQUITY		
Capital Stock/Partner's Equity	22445	$5,176
Opening Retained Earnings	$0	$0
Dividends Paid/Owner's Draw	$0	$0
Net Income (Loss)	$0	$0
Total Equity	22,445.00	5,175.57
TOTAL LIABILITIES & EQUITY	**$72,420**	**$5,176**
Balance Sheet Check	-	-

GAMA MORINGA BRANDS LLC
Income Statement - unaudited
For the periods ended 1/1/2022-12/31/2022

	Current Period
	1/1/2022 to 12/31/2022
REVENUES	
Sales	$ 15,940.00
Other Revenue (inventory on hand)	45,000.00
TOTAL REVENUES	**60,940.00**
COST OF GOODS SOLD	
Cost of Sales	3,900.00
Supplies	1,850.00
Other Direct Costs	2,009.00
TOTAL COST OF GOODS SOLD	7,759.00
GROSS PROFIT (LOSS)	53,181.00
OPERATING EXPENSES	
Advertising and Promotion	3,500.00
Bank Service Charges	125.00
Business Licenses and Permits	299.00
Computer and Internet	650.00
Depreciation	1,200.00
Dues and Subscriptions	100.00
Insurance	1,200.00
Meals and Entertainment	250.00
Miscellaneous Expense	90.00
Office Supplies	290.00
Payroll Processing	-
Professional Services - Legal, Accounting	800.00
Occupancy	1,800.00
Rental Payments	6,000.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	3,900.00
Utilities	1,600.00
Website Development	2,500.00
TOTAL OPERATING EXPENSES	24,304.00

OPERATING PROFIT (LOSS)   28,877.00

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ 28,877.00

I, Moussoulimi Bah-traore, certify that:

1. The financial statements of GAMA MORINGA BRANDS LLC included in this Form are true and complete in all material respects; and
2. The tax return information of GAMA MORINGA BRANDS LLC included in this Form reflects accurately the information reported on the tax return for GAMA MORINGA BRANDS LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Moussoulimi Bah-traore*

Name: Moussoulimi Bah-traore

Title: Co-Founder & CEO